# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Armada Acquisition Corp. II, CIK 0002044009
CUSIP: G0R38G104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1760 Market Street, Suite 602, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 05/22/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002044010

## Reporting persons
- Armada Sponsor II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,280,000; sole dispositive power 0; shared dispositive power 8,280,000; aggregate amount beneficially owned 8,280,000 (29% of the class)
  Comment: (1) Consists of (i) 7,880,000 Class A ordinary shares of Armada Acquisition Corp. II (the "Issuer") issuable upon conversion of 7,880,000 Class B ordinary shares of the Issuer, and (ii) 400,000 Class A ordinary shares that are included in the private placement units, in each case, as more fully described in the Issuer's Registration Statement on Form S-1 (File No. 333-286110), as amended (the "Registration Statement") . Does not include the 200,000 Class A ordinary shares that are included in 200,000 private placement warrants which are also included in the private placement units. (2) 29.0% is calculated by using a denominator that is equal to (i) 20,000,000 Class A ordinary shares included in the issued and outstanding publicly held units of the Issuer, as reported in the Issuer's Registration Statement, (ii) 7,880,000 Class A ordinary shares issuable upon conversion of 7,880,000 Class B ordinary shares and (iii) (iii) 710,000 Class A ordinary shares that are included in the private placement units.
- Stephen P. Herbert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,280,000; sole dispositive power 0; shared dispositive power 8,280,000; aggregate amount beneficially owned 8,280,000 (29% of the class)
  Comment: (1) Consists of (i) 7,880,000 Class A ordinary shares of the Issuer issuable upon conversion of 7,880,000 Class B ordinary shares of the Issuer, and (ii) 400,000 Class A ordinary shares that are included in the private placement units, in each case, as more fully described in the Issuer's Registration Statement on Form S-1 (File No. 333-286110), as amended (the "Registration Statement") . Does not include the 200,000 Class A ordinary shares that are included in 200,000 private placement warrants which are also included in the private placement units. (2) 29.0% is calculated by using a denominator that is equal to (i) 20,000,000 Class A ordinary shares included in the issued and outstanding publicly held units of the Issuer, as reported in the Issuer's Registration Statement, (ii) 7,880,000 Class A ordinary shares issuable upon conversion of 7,880,000 Class B ordinary shares and (iii) (iii) 710,000 Class A ordinary shares that are included in the private placement units.
- Douglas M. Lurio: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,280,000; sole dispositive power 0; shared dispositive power 8,280,000; aggregate amount beneficially owned 8,280,000 (29% of the class)
  Comment: (1) Consists of (i) 7,880,000 Class A ordinary shares of the Issuer issuable upon conversion of 7,880,000 Class B ordinary shares of the Issuer, and (ii) 400,000 Class A ordinary shares that are included in the private placement units, in each case, as more fully described in the Issuer's Registration Statement on Form S-1 (File No. 333-286110), as amended (the "Registration Statement") . Does not include the 200,000 Class A ordinary shares that are included in 200,000 private placement warrants which are also included in the private placement units. (2) 29.0% is calculated by using a denominator that is equal to (i) 20,000,000 Class A ordinary shares included in the issued and outstanding publicly held units of the Issuer, as reported in the Issuer's Registration Statement, (ii) 7,880,000 Class A ordinary shares issuable upon conversion of 7,880,000 Class B ordinary shares and (iii) (iii) 710,000 Class A ordinary shares that are included in the private placement units.

## Item 1. Issuer
Name of issuer: Armada Acquisition Corp. II
Address of issuer's principal executive offices: 1760 Market Street, Suite 602, Philadelphia, Pennsylvania 19103

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(1) Armada Sponsor II LLC;
(2) Stephen P. Herbert
(3) Douglas M. Lurio
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 1760 Market Street, Suite 602, Philadelphia, Pennsylvania 19103.
Citizenship:
(1) Armada Sponsor II LLC is Delaware limited liability company;
(2) Stephen P. Herbert is a citizen of the United States.
(3) Douglas M. Lurio is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference. Armada II Sponsor LLC ("Sponsor") is the record holder of (i) 7,880,000 Class B ordinary shares, which are convertible into Class A ordinary shares as more fully described in the Issuer's Registration Statement and (ii) 400,000 Class A ordinary shares that are included in the private placement units. The amount reflected does not include 200,000 Class A ordinary shares that are included in 200,000 private placement warrants which are also included in the private placement units.
Percent of class: 29.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,280,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,280,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Armada Sponsor II LLC: /s/ Stephen P. Herbert, Stephen P. Herbert, Managing Member (06/04/2025)
- Stephen P. Herbert: /s/ Stephen P. Herbert, Stephen P. Herbert (06/04/2025)
- Douglas M. Lurio: /s/ Douglas M. Lurio, Douglas M. Lurio (06/04/2025)
Comment: 99.1 Joint Filing Agreement